SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OpenTable, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value

(Title of Class of Securities)
68372A104

(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68372A104	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Apex Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,796,700
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,796,700
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.77%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 68372A104	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sanford J. Colen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,796,700
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,796,700
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.77%
12		TYPE OF REPORTING PERSON (See Instructions) IN,HC

CUSIP No. 68372A104	SCHEDULE 13G/A	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

OpenTable, Inc.

(b) Address of Issuer’s Principal Executive Offices

799 Market Street, 4th Floor

San Francisco, California 94103

Item 2.	(a) Name of Person Filing

Apex Capital, LLC ("Apex")

Sanford J. Colen ("Colen") (collectively, the "Filers")

(b) Address of Principal Business Office, or, if none, Residence

25 Orinda Way, Suite 300 Orinda, CA 94563

(c) Citizenship

Please refer to Item 4 on each cover sheet for each of the Filers

(d) Title of Class of Securities

Common Stock, $0.0001 par value per share (the "Common Stock")

(e) CUSIP No.:

68372A104

CUSIP No. 68372A104	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 68372A104	SCHEDULE 13G/A	Page 6 of 8 Pages

 Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,796,700

As of the date of this filing, the Filers may be deemed to be the beneficial owners of 1,796,700 shares of the Common Stock. The Filers hold 1,393,700 shares of the Common Stock and 403,000 shares that could be purchased through the conversion of 4,030 options contracts.

(b) Percent of class: 7.77%

This percentage is determined by dividing the number of shares of Common Stock beneficially owned by the Filers by 23,126,400, the number of shares of Common Stock (22,723,400) issued and outstanding as of November 2, 2012 combined with the number of shares that could be purchased through the conversion of options (403,000) held by the Filers.

(c) Please refer to Items 5 through 8 on each cover sheet for each of the Filers.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Apex is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. Colen is the Manager of Apex. No single client account of Apex holds more than five percent of the outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Apex is a registered investment adviser. Colen is the controlling member of Apex. The Filers are filing this Schedule 13G/A jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each of the Filers also disclaims beneficial ownership of the Common Stock except to the extent of that Filer's pecuniary interest therein.

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

(By Apex and Colen)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68372A104	SCHEDULE 13G/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2013

Apex Capital, LLC

By:	/s/ Sanford J. Colen
	Name:	Sanford J. Colen
	Title:	Manager

By:	/s/ Sanford J. Colen
	Name:	Sanford J. Colen

CUSIP No. 68372A104	SCHEDULE 13G/A	Page 8 of 8 Pages

EXHIBIT A

AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Apex Capital, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: February 5, 2013

Apex Capital, LLC

By:	/s/ Sanford J. Colen
	Name:	Sanford J. Colen
	Title:	Manager

By:	/s/ Sanford J. Colen
	Name:	Sanford J. Colen